April 6, 2011

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Mill City Gold Corp.
Amendment No. 2 to Registration Statement on Form 20-F
Filed on March 22, 2011
File No. 0-54242

Dear Ms. Parker:

On behalf of Mill City Gold Corp. (the “Company”), Amendment No. 3 to the registration statement on Form 20-F is being filed.

The comments of the Staff in its letter dated April 5, 2011, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

Amendment No. 2 to Registration Statement on Form 20FR-12G, filed March 22, 2011

Major Shareholders and Related Party Transactions, page 40

Related Party Transactions, page 40

1.
We re-issue in part prior comment 3 from our letter dated March 15, 2011.  Please expand your disclosure with respect to the nature of the arrangement governing the management fees and secretarial and administrative service fees.  Discuss how and by whom the fees were negotiated and determined.  For example, how the arrangement continues to extend on a “month to month basis” remains unclear.  Please also include in your filing the explanation provided in your

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 6, 2011

response regarding the Canadian application of the term “salary” and why these fees are not considered “salary”.

Response:  Complied.  See pages 40 and 41.  The explanation about the Canadian application of the term “salary” appears in note 5 to the Summary Compensation Table on page 33.

The Company’s requested acknowledgements are enclosed with this letter.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	Mill City Gold Corp.
D+H Group LLP

[MILL CITY GOLD CORP. LETTERHEAD]

April 6, 2011

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Mill City Gold Corp.
Amendment No. 3 to Registration Statement on Form 20-F
Filed on April 6, 2011
File No. 0-54242

Dear Ms. Parker:

Please be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James R. Brown

James R. Brown, President